02021906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 1 8 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 155

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SEC FILE NUMBER
8- 48551

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MADISON CAPITAL INTERNATIONAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654 MADISON AVENUE - SUITE 707
(No. and Street)

NEW YORK (City) NEW YORK (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD L. LINCLAU (212) 223-6320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLOWERS GREENBERG & BECKER LLP
(Name — *if individual, state last, first, middle name*)

1350 BROADWAY STE 2210 (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RONALD L. LINCLAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MADISON CAPITAL INTERNATIONAL SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING DIRECTOR
Title

Elizabeth M. Fisher
Notary Public

ELIZABETH M. FISHER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI5052509
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES NOV 27, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flowers Greenberg & Becker LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Madison Capital International Securities, LLC

We have audited the accompanying balance sheet of Madison Capital International Securities, LLC (a limited liability company) as of December 31, 2001, and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Capital International Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2002

Flowers Greenberg & Becker LLP

1350 Broadway • Suite 2210 • New York NY 10018 • tel 212.465.2420 • fax 212.563.9271 • www.fgbcpa.com

Madison Capital International Securities, LLC.
(a limited liability company)

Balance Sheet

December 31, 2001

Assets	
Cash and cash equivalents	$5,123
Investment in NASD warrants	20,100
Other assets	3,726
Total assets	$28,949
Liabilities and member's equity	
Liabilities:	
Member's equity	28,949
Total liabilities and member's equity	$28,949

See accompanying notes to financial statements.

Madison Capital International Securities, LLC.

(a limited liability company)

Statement of Operations and Member's Equity

For the year ended December 31, 2001

Revenues	$66
Expenses	
Regulatory fees and expenses	1,997
Professional Fees	2,041
Other expenses	775
	4,813
Net loss	($4,747)
Member's equity at December 31, 2000	13,096
Add member's capital contributions	20,600
Member's equity at December 31, 2001	$28,949

See accompanying notes to financial statements.

Madison Capital International Securities, LLC.
(a limited liability company)

Statement of Cash Flows

For the year ended December 31, 2001

Operating activities:	
Net loss	($4,747)
Net cash used by operating activities	(4,747)
Investing activities:	
Investment in NASD warrants	(16,800)
Financing activities:	
Proceeds from member's capital contribution	20,600
Net cash provided by financing activities	20,600
Net decrease in cash and cash equivalents	(947)
Cash and cash equivalents at December 31, 2000	6,070
Cash and cash equivalents at December 31, 2001	$5,123

See accompanying notes to financial statements.

Madison Capital International Securities, LLC.

(a limited liability company)

Notes to Financial Statements
December 31, 2001

(1) Organization and Business Activity

Madison Capital International Securities, LLC. (the Company), a New York single-member limited liability company was organized on June 7, 1995 to conduct a securities business exclusively with registered broker-dealers. As of December 31, 2001 the Company had not commenced operations in security transactions.

The Company's member is a registered representative governed by the rules of the National Association of Securities Dealers (NASD). The Company is a member of the Security Investors Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

Basis of presentation
The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Other Assets
Other assets consist principally of organizational costs incurred prior to commencement of operations and are recorded at cost. Amortization will be provided on a straight-line basis over five years once the Company commences operations

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Income taxes
The accompanying financial statements do not include a provision for income taxes because the taxable income or loss of the Company is included in the tax return of the member.

(3) Investment in NASD Warrants

During March 2000, the NASD undertook a restructuring to broaden the ownership in Nasdaq through a private placement of newly issued shares of common stock, and warrants (the "Warrants") to purchase shares of common stock to key stakeholders. In response to Phase I of the private placement solicitation, the Company purchased 300 Warrants at a price of $11 per Warrant. Subject to the provisions of the Warrant Agreement, each Warrant shall entitle its holder to purchase four shares of NASD common stock. Each

Warrant will be exercisable in four annual tranches, with one share of common stock available for purchase in each tranche. The first tranche will become exercisable at a price per share of $13 on the second anniversary of the issue date. Each tranche will be exercisable for a one-year period. The second, third and fourth tranches will be exercisable on the second, third and fourth anniversary dates, respectively, at prices per share of $14, $15 and $16, respectively.

During 2001, under Phase II of the private placement offering, the NASD offered, and the Company purchased an additional 1,200 Warrants at a price of $14 per Warrant. Similar to provisions of Phase I, these additional Warrants are exercisable two years after their initial issuance in four annual tranches at prices per share of $13, $14, $15 AND $16, respectively.

In the event that the Company fails to exercise any Warrant tranche prior to the expiration of the exercise period, the warrant will be automatically cancelled and the share of common stock subject to such unexercised and expired Warrant tranche will no longer be available for purchase and will continue to be owned by the NASD.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,123, which was $123 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Madison Capital International Securities, LLC.

(a limited liability company)

Computation of Net Capital

For the year ended December 31, 2001

Net Capital

Total member's equity	$28,949
Deductions and/or charges:	
Nonallowable assets- other assets	23,826
Total net capital	$5,123

There is no material difference from the Company's computation of net capital as reported in Part II A of Form X-17A-5 as of December 31, 2001

Madison Capital International Securities, LLC.

(a limited liability company)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the year ended December 31, 2001

The Company has no customer or tranactions therewith. Accordingly, it has claimed an exemption from Rule 15c3-3 pursuant to section (k)(1) of the Exemptive Provisions. There is no material difference from the Company's computation for determination of Reserve Requirements as reported in Part IIA of Form X-17A-5 as of December 31, 2001